UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Satsuma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,914,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,914,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,914,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 Represents an aggregate of 5,914,252 shares of the Issuer’s Common Stock held by the Fund and the Account, which constitutes approximately 18.8% of the class outstanding. The percentage calculation assumes that there are currently 31,521,485 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2021.

CUSIP No. 80405P107

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,914,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,914,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,914,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 Represents an aggregate of 5,914,252 shares of the Issuer’s Common Stock held by the Fund and the Account, which constitutes approximately 18.8% of the class outstanding. The percentage calculation assumes that there are currently 31,521,485 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2021.

CUSIP No. 80405P107

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,914,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,914,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,914,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 Represents an aggregate of 5,914,252 shares of the Issuer’s Common Stock held by the Fund and the Account, which constitutes approximately 18.8% of the class outstanding. The percentage calculation assumes that there are currently 31,521,485 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2021.

CUSIP No. 80405P107

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,155,854 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,155,854 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,155,854 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.4%[4]
14	Type of Reporting Person (See Instructions) PN

4 Represents 5,155,854 shares of the Issuer’s Common Stock held by the reporting person, which constitutes approximately 16.4% of the class outstanding. The percentage calculation assumes that there are currently 31,521,485 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2021.

CUSIP No. 80405P107

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No.1 amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2019 (the “Statement”) by RA Capital Management, LLC and Dr. Kolchinsky with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 1 is being filed by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). The Common Stock reported herein includes 5,155,854 shares held by the Fund and 758,398 shares held by the Account. RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.” On October 25, 2019 RA Capital Management, LLC, a Massachusetts limited liability corporation (the “Predecessor Adviser”), was the general partner of the Fund, and served as investment adviser for the Account.  On November 1, 2019, the Predecessor Adviser was replaced as general partner of the Fund by RA Capital Healthcare Fund GP, LLC and was restructured to become RA Capital. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. As the investment adviser to the Fund and the Account, RA Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer owned by the Fund or the Account.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is or was the beneficial owner of such securities for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On February 26, 2021, the Reporting Persons caused the Fund to purchase a total of 1,232,394 shares of Common Stock for an aggregate of $6,999,997.92 in a private placement by the Issuer (the “2021 Private Placement”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”). All shares were purchased with working capital of the Fund.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

The information below in Item 6 of this Amendment No. 1 is incorporated by reference into this Item 4.

CUSIP No. 80405P107

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)  The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Amendment No. 1:

Transaction	Date	No. Shares	Price
Purchase	26-Feb-2021	1,232,394	$5.68

All shares were acquired by the Fund.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Securities Purchase Agreement and Registration Rights Agreement

On February 26, 2021, the Fund, together with the other investors in the 2021 Private Placement, entered into the Securities Purchase Agreement with the Issuer. Pursuant to the Securities Purchase Agreement, the 2021 Private Placement is expected to close on March 3, 2021.

Pursuant to the Securities Purchase Agreement, the Fund, together with the other investors in the 2021 Private Placement, entered into a registration rights agreement with the Issuer effective on March 3, 2021 (the “2021 Registration Rights Agreement”), which provides certain rights with respect to the registration of the shares of Common Stock acquired in the 2021 Private Placement.

Pursuant to the 2021 Registration Rights Agreement, the Issuer has agreed to file a registration statement no later than forty-five (45) days after the Closing Date (the “Filing Deadline”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the shares of Common Stock covered by such registration statement have been sold or cease to be registrable securities (“2021 Registrable Securities”) under the 2021 Registration Rights Agreement.

The Issuer is responsible for all fees and expenses incurred in connection with the registration of the 2021 Registrable Securities. The Issuer granted customary indemnification rights in connection with the registration statement. The investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

CUSIP No. 80405P107

References to and the description of the 2021 Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the 2021 Registration Rights Agreement, which is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 2         Joint Filing Agreement by and among the Reporting Persons.

Exhibit 3         Securities Purchase Agreement, dated February 26, 2021, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 1, 2021).

Exhibit 4         Registration Rights Agreement, dated effective March 3, 2021, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 1, 2021).

CUSIP No. 80405P107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 2, 2021

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Peter Kolchinsky

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare GP, LLC

/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

CUSIP No. 80405P107

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 2, 2021, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Satsuma Pharmaceuticals, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare GP, LLC

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager